July 2, 2020
Mr. David Manion
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0504

Re:	Guggenheim Credit Income Fund (File No. 814-01117), Guggenheim Credit Income Fund 2016 T (File No. 814-01094), and Guggenheim Credit Income Fund 2019 (File No. 814-01091) (Collectively, the “Funds”)
Dear Mr. Manion:
We are writing in response to your telephonic comments with respect to your review, pursuant to Sarbanes-Oxley Act of 2002, of Annual Reports on Form 10-K for the fiscal year ended December 31, 2019 of Guggenheim Credit Income Fund (“GCIF” or the “Master Fund”), Guggenheim Credit Income Fund 2016 T (“GCIF 2016 T”), and Guggenheim Credit Income Fund 2019 (“GCIF 2019” together with GCIF 2016 T, the “Feeder Funds” and, together with the Master Fund, the “Funds”). The Master Fund and Feeder Funds are closed-end funds that have each elected to be regulated as a business development company (“BDC”). Unless explicitly provided, we understand that your comments are intended to apply to disclosure in the Funds’ future filings. The Funds have considered your comments and have authorized us, on their behalf, to make the responses discussed below.
On behalf of the Funds, set forth below are the SEC staff’s comments along with our responses to or any supplemental explanations of such comments, as requested. To the extent not otherwise defined herein, capitalized terms have the meanings attributed to such terms in the Annual Reports.
Comment 1.Master Fund — Please explain supplementally whether any of the loans identified in the Consolidated Schedule of Investments are unitranche loans. In future filings, please provide disclosure in the Consolidated Notes to the Financial Statements that explains the risks associated with these investments, if applicable.

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Response 1.    The Company has a limited number of unitranche loans in its investment portfolio. The disclosure was revised as requested in the Company’s most recent 10-Q filing.
Comment 2.Master Fund — With respect to the co-lending arrangements, please supplementally discuss the following: (i) confirm that the Funds’ accounting policies applied to co-lending arrangements; (ii) how valuation of these investments takes into account the payment prioritization/waterfalls; (iii) the impact of such arrangements on the calculation of interest income under the effective interest method; and (iv) whether any of the co-lenders in these arrangements are affiliates.
Response 2.     We acknowledge the comment and respectfully note that (i) the Funds’ accounting policies, as described in the Notes to their Consolidated Financial Statements, apply to the unitranche loans; (ii) the valuation of unitranche loans will be in accordance with the Master Fund’s valuation policy and the methods used to value the Master Fund’s other debt investments. The Master Fund typically determines the fair value of its performing Level 3 debt investments utilizing a yield analysis. In a yield analysis, a price is ascribed for each investment based upon an assessment of current and expected market yields for similar investments and risk profiles. Additional consideration is given to the expected life, portfolio company performance since close, and other terms and risks associated with an investment. Among other factors, a determinant of risk is the amount of leverage used by the portfolio company relative to its total enterprise value, and the rights and remedies of the Master Fund’s investment within the portfolio company’s capital structure; (iii) the Master Fund does not expect the valuation method to affect the calculation of interest income under the effective interest method; and (iv) co-lenders in directly originated unitranche loans may be affiliates only to the extent permitted by the Funds’ co-investment exemptive relief.
Comment 3.Master Fund — Please supplemental explain (i) whether any of the investments identified in the Consolidated Schedule of Investments are so called “covenant-lite” loans, (ii) the extent of the covenant lite, and (iii) that the additional risks of these issuance are adequately disclosed in the Funds’ prospectuses and/or Annual Reports, as applicable.
Response 3.    The Master Fund has made a limited number of covenant lite loans. The disclosure was revised as requested in the Company's most recent 10-Q filing.

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Comment 4.Master Fund and Feeder Funds - With respect to each Fund, please confirm in correspondence that PIK income received was less than 5% of the Fund’s total income as amounts received have not been disclosed as of December 31, 2019.
Response 4.    The Master Fund’s PIK income was less than 5% of total income for the year ended December 31, 2019. The amount of PIK income is disclosed under the Result of Operations section in management’s discussion and analysis. The Feeder Funds have no direct PIK income.
Comment 5.GCIF 2019 — GCIF 2019’s Statement of Assets and Liabilities lists a receivable from related parties of $186,774, and the related expense support payment is $186,775. Approximately $86,000 was recorded for months prior to December 31, 2019. Please explain how the entire amount of the expenses support is receivable to the GCIF 2019 as of December 31, 2019.
Response 5.    While the expense support is calculated on a monthly basis, the payment of reimbursement or receipt of the expense support to and from our Advisor are made on at least a quarterly basis. The expense support for the quarter ended 12/31/19 is $186,774 which corresponds to the receivable balance at year end. Prior to that quarter, we have been paying our Advisor a total of $25,424 of expense support reimbursement during the first three quarters of the year.
Comment 6.Feeder Funds — Please discuss in correspondence how the Feeder Funds utilize net asset value (“NAV”) as a practical expedient for valuing NAV in the Master Fund as opposed to a level 1 security.
Response 6.    The Master Fund is a non-traded entity and therefore does not have a readily determinable fair value. ASC 820 allows reporting entities, as a practical expedient, to measure certain investments at their net asset value per share if the investment doesn’t have a readily determinable fair value and the investee is an investment company within the scope of ASC Topic 946, Financial Services-Investment Companies. The Master Fund meets both criteria.
Comment 7.Master Fund — Please confirm in correspondence that no securities held by the Master Fund were restricted for resale as of December 31, 2019, per Rule 12-12 of Regulation S-X.

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Response 7.    There were no securities held by the Master Fund that were restricted for resale as of December 31, 2019, per Rule 12-12 of Regulation S-X.
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Should you have any questions regarding this letter, please contact me at (212) 641-5600.
Sincerely,

/s/ Jon Gaines
Jon Gaines